NORU, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Noru, LLC
New York, New York

We have reviewed the accompanying financial statements of Noru, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 17, 2021
Los Angeles, California

NORU, LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2020**		**2019**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	6,829	$	24,755
Account receivables, net		59,200		1,200
Total current assets		**66,029**		**25,955**
Total assets	**$**	**66,029**	**$**	**25,955**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Account Payables	$	71,300	$	-
Current portion of Loan Payable		23,477		-
Credit card		10,154		22,603
Other current liabilities		37,500		-
Total current liabilities		**142,431**		**22,603**
Loan Payable		11,738		5,000
SAFEs		25,000		-
Convertible Note		80,000		65,000
Accrued interest on Convertible Note		6,532		517
Total liabilities		**265,701**		**93,120**
MEMBERS' EQUITY				
Members' equity		(199,672)		(67,165)
Total members' equity		**(199,672)**		**(67,165)**
Total liabilities and members' equity	**$**	**66,029**	**$**	**25,955**

See accompanying notes to financial statements.

NORU, LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 244,050	$ 139,273
Cost of revenue	179,848	66,201
Gross profit	64,202	73,072
Operating expenses		
General and administrative	116,668	79,814
Sales and marketing	297	113
Total operating expenses	116,964	79,926
Operating income/(loss)	(52,762)	(6,854)
Interest expense	6,015	517
Other Loss/(Income)	(6,000)	-
Income/(Loss) before provision for income taxes	(52,777)	(7,371)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (52,777)**	**$ (7,371)**

See accompanying notes to financial statements.

(in , $US)	Members' Equity
Balance—December 31, 2018	$ 6,405
Members' contribution	1,394
Capital distribution	(79,468)
Unit-based Compensation	11,875
Net income/(loss)	(7,371)
Balance—December 31, 2019	$ (67,165)
Members' contribution	1,299
Capital distribution	(81,029)
Net income/(loss)	(52,777)
Balance—December 31, 2020	$ (199,672)

See accompanying notes to financial statements.

NORU, LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(52,777)	$	(7,371)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Unit Based Compensation		-		11,875
Changes in operating assets and liabilities:				
Account receivables		(58,000)		1,388
Credit cards		(12,449)		9,774
Account payable		71,300		
Accrued interest		6,015		517
Other current liabilities		37,500		-
Net cash provided/(used) by operating activities		**(8,411)**		**16,183**
CASH FLOW FROM FINANCING ACTIVITIES				
Members contribution		1,299		1,394
Capital distribution		(81,029)		(79,468)
Borrowing on SAFEs		25,000		-
Borrowing on Convertible Note		15,000		65,000
Borrowing on Loan Payable		30,215		5,000
Net cash provided/(used) by financing activities		**(9,515)**		**(8,074)**
Change in cash		(17,926)		8,109
Cash—beginning of year		24,755		16,646
Cash—end of year	**$**	**6,829**	**$**	**24,755**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	517
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Noru, LLC was founded on June 9, 2015 in the state of Delaware. The financial statements of Noru, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

In the first four years of its existence, the company provided consulting services to startup founders. At the beginning of 2020, the company began to beta test a new business model focusing on connecting a community of builders to early-stage technology companies. Since the launch of the beta, the Company is in the business of connecting a highly curated community of builders with startup founders in need of build services.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the providing the services.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $297 and $113, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 17, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of December 31,	2020	2019
Customer deposit	$ 10,000	$ -
Payroll Liabilities	27,500	-
Total Other Current Liabilities	**$ 37,500**	**$ -**

4.   MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
Michael Saloio	100.0%
TOTAL	**100.0%**

5.   UNITBASED COMPENSATION

During 2018, the Company authorized the Unit Option Plan (which may be referred to as the "Plan"). The Company reserved 390,000 units pursuant to the Plan, which provides for the grant of shares of unit options, unit appreciation rights, and unit awards (performance units) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying unit's fair market value at the date of the grant and generally have a term of two years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Unit Options

The Company granted unit options. The unit options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	83%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee unit options.

The expected term of employee unit options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common unit. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future unit option grants, until such time that the Company's common unit has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common unit, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common unit based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's unit options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	50,000	$	50,000.00	-
Granted	100,000	$	0.30	
Execised	-	$	-	
Expired/Cancelled	-	$	-	-
Outstanding at December 31, 2019	150,000	$	0.30	8.94
Exercisable Options at December 31, 2019	150,000	$	-	-
Granted	-	$	0.30	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2020	150,000	$	0.30	7.94
Exercisable Options at December 31, 2020	150,000	$	0.30	7.94

Unit option expense for the years ended December 31, 2020 and December 31, 2019 was $0 and $11,875, respectively.

6. DEBT

Promissory Notes & Loans

During 2020, the Company has entered into two loans agreements. The details of the Company's loans and the terms is as follows:

					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA PPP loan - JP Morgan Chase	$ 35,215	0.98%	5.6.2020	5.6.2022	$ 173	$ 173	$ 23,477	$ 11,738	$ 35,215
Total	$ 35,215				**$ 173**	**$ 173**	**$ 23,477**	**$ 11,738**	**$ 35,215**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020

2021	$ 23,477
2022	11,738
2023	-
2024	-
2025	-
Thereafter	-
Total	**$ 35,215**

SAFE(s)

During the Fiscal year 2020, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $25,000. The summary of the Company's Simple Agreements for Future Equity ("SAFE") and the terms is as follows:

				As of Year Ended December 31,	
SAFE(s)	**Borrowing Period**	**Valuation Cap**	**Discount**	**2020**	**2019**
SAFE I	Fiscal Year 2020	$ 5,000,000	20%	$ 25,000	$ -
Total SAFE(s)				**$ 25,000**	**$ -**

The SAFEs are automatically convertible into preferred units on the completion of an equity financing event of at least $2,000,000 ("Qualified Financing"). The conversion price is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $5,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

Convertible Note(s)

The following are the details of the convertible notes:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Interest Expense**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Interest Expense**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
2019 Convertible Notes	$ 65,000	8.00%	Fiscal Year 2019	Year 2021-2022	5,200	5,200	-	65,000	65,000	517	517	-	$ 65,000	65,000
2020 Convertible Notes	$ 15,000	8.00%	Fiscal Year 2020	Year 2023	1,175	1,175		15,000	15,000					
Total					**$6,892**	**$ 6,892**	**$ -**	**$ 80,000**	**$ 80,000**	**$ 517**	**$ 517**	**$ -**	**$ 65,000**	**$ 65,000**

In fiscal years 2019 and 2020 the Company issued $80,000 of unsecured convertible notes with maturity dates ranging from September 14, 2021 to February 26, 2023 with notes totaling $80,000 accruing at 8% interest per annum. If the Company does not pay the notes before the maturity date all principal and accrued interest converts into common stock equity of the Company at a price per share equal to the quotient of the lesser of (i) 80% of the price paid per investor per unit of equity securities by the investor in the next equity financing of no less than $2,000,000 or (ii) $3,000,000, divided by the total number of Company Stock outstanding immediately prior. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

7.   RELATED PARTY

There are no related party transactions.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through May 17, 2021 the date the financial statements were available to be issued.

In March 2021 the Company entered into the Paycheck Protection Program Loan Second Draw ("PPP Loan 2nd Draw") through the Small Business Administration through JP Morgan Chase for a total of $21,367. The loan matures on April 2022 and has an interest rate of 0.98%. The Company can apply for forgiveness of the amount due for costs incurred for payroll costs, payment on a covered rent obligation, and any covered utility payment. Payments of the Loan begin October 2020.

On April 29, 2021 the Company converted from Noru, LLC, a Delaware LLC to Huddle Works Inc, a Delaware C Corporation. The company is now authorized to issue 10,000,000 shares of common stock, par value $0.00001.

The Company is offering (the "Crowdfunded Offering") up to $5,000,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form CF, as amended in order to receive any funds.   The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

During 2021, the company issued 6 SAFE agreements in the total amount of $49,000. Valuation cap is $5,000,000 and discount rate is 20%.

On May 6, 2021, the company issued SAFE agreements by Outlander Fund 1, L.P. in the total amount of $ 300,000. Valuation cap is $ 10,000,000 and discount rate is 20%.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $52,762, an operating cash flow loss of $8,411 and liquid assets in cash of $6,829, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.